

October 14, 2022

Mark Jenkins
Chief Financial Officer
Carvana Co.
1930 W. Rio Salado Parkway
Tempe, AZ 85281

      Re: Carvana Co.
         Form 10-K for the Fiscal Year Ended December 31, 2021
         Filed February 24, 2022
         File No. 001-38073

Dear Mark Jenkins:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Trade & Services